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                          May 6, 2021

       Yovav Sameah
       Chief Executive Officer
       ScoutCam Inc.
       Suite 7A, Industrial Park, P.O. Box 3030
       Omer, Israel 8496500

                                                        Re: ScoutCam Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed May 4, 2021
                                                            File No. 333-255752

       Dear Mr. Sameah:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Kasey
Robinson at 202-551-5880 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Shachar Hadar, Adv.